Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-six Weeks Ended		Fiscal Year Ended
Dollars in Millions	Nov. 26, 2006	Nov. 27, 2005	May 28, 2006	May 29, 2005	May 30, 2004	May 25, 2003	May 26, 2002

Earnings before Income Taxes
and After-tax Earnings from Joint Ventures	$951	$900	$1,559	$1,808	$1,502	$1,310	$663
Plus: Distributed Income of Equity Investees	10	24	77	83	60	95	17
Plus: Fixed Charges (1)	246	224	463	524	569	619	468
Plus: Amortization of Capitalized Interest, net of Interest Capitalized	—	1	2	1	(5)	(5)	—

Earnings Available to Cover Fixed Charges	$1,207	$1,149	$2,101	$2,416	$2,126	$2,019	$1,148

Ratio of Earnings to Fixed Charges	4.91	5.13	4.54	4.61	3.74	3.26	2.45

(1) Fixed Charges:
Interest and Minority Interest
Expense, Gross	$228	$208	$428	$488	$537	$589	$445
Rentals (1/3)	18	16	35	36	32	30	23

Total Fixed Charges	$246	$224	$463	$524	$569	$619	$468

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes and after-tax earnings of joint ventures, distributed income of equity investees, fixed charges, and amortization of capitalized interest, net of interest capitalized. Fixed charges represent gross interest expense and subsidiary preferred distributions to minority interest holders, plus one-third (the proportion deemed representative of the interest factor) of rent expense. Calculations are based on underlying numbers. We have reclassified previously reported Ratios of Earnings to Fixed Charges to conform to the current year presentation.